EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Presents Certain Key Financial Data for its Operations for
the Nine Months Ended September 30,
2005 on an Un-audited Management Account Basis

Gross Profit Up 61.5% and Income from Operations Up 144%
From Those for the Same Period Last Year
     HUIZHOU, Guangdong, China, Dec. 6 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today presented, on an un-audited management account basis, certain key financial data about its operations for the nine months ended September 30, 2005.
     Mr. Wu Rui Lin, Chairman of XING, said, “Net sales for the nine months ended September 30, 2005 increased to reach US$210.8 million, while gross profit grew 61.5% to reach US$33.6 million. This increase came from the mobile phone business segment. The continuous business process re-engineering program on procurement and sub-contracting carried out by CEC Telecom Co., Ltd. (“CECT”) has produced results. Cost saving opportunities have been identified and exploited as more elements of the supply chain come under the management and control of this major subsidiary of XING. Thanks to this successful reduction of the cost of sales, the gross profit ratio of XING increased from 10.4% for the first nine months of 2004 to 15.9% for the same period this year.
     “Income from operations increased from US$8.4 to US$20.5. Income from operations was arrived at after charging operating expenses of a special nature, which did not involve any outflow of cash.
     “The fine financial performance of our operations for the first nine months indicates that a winning business model has been found, and heralds satisfying financial results for the whole year of 2005.”
     “Further, the last quarter of a year is usually the peak season for the sales of mobile phone and we anticipate successful sales and profit numbers for the whole year,” Mr. Wu added.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                12/06/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)